UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 333-275242

Neo-Concept International Group Holdings Ltd

(Registrant’s Name)

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

As previously disclosed, on May 9, 2025, Neo-Concept International Group Holdings Ltd (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) , amongst which, one item of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders, that with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than 1 July 2025 (the “Effective Date”):

(a) every five issued and unissued shares (namely, both class A ordinary shares of par value US$0.0000625 each and class B ordinary shares of par value US$0.0000625 each) in the share capital of the Company be consolidated into one (1) share of par value US$0.0003125 each (the “Share Consolidation”) so that the authorised share capital of the Company shall be changed from US$50,000 consisting of 800,000,000 shares of par value US$0.0000625 each comprised of 780,000,000 class A ordinary shares of par value US$0.0000625 each and 20,000,000 class B ordinary shares of par value US$0.0000625 each to US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of 156,000,000 class A ordinary shares of par value US$0.0003125 each and 4,000,000 class B ordinary shares of par value US$0.0003125 each;

(b) the board of directors of the Company be and is hereby granted with fully authority to determine the Effective Date failing which this resolution shall not take any effect;

(c) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and

(d) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein.

The Share Consolidation will be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on June 16, 2025, whereupon the Class A Ordinary Shares will continue trading under the symbol “NCI” and under the new CUSIP Number of G6421C120.

On June 12, 2025, the Company issued a press release announcing the Share Consolidation. The full text of the Press Release is attached as Exhibit 99.1 to the Current Report on Form 6-K

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated June 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neo-Concept International Group Holdings Limited

Date: June 12, 2025	By:	/s/ Eva Yuk Yin Siu
	Name:	Eva Yuk Yin Siu
	Title:	Chief Executive Officer, Chairlady of the Board and Director

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